SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos M. Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated May 12, 2021, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA – May 12, 2021 – IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”) (NYSE: IRS), reports, in compliance with the provisions contained in arts. 72 and 73 of Law 26,831 and in Section IV, Chapter III, Title II of the CNV Regulations, that on May 10, 2021, the Company's Board of Directors has ratified and approved the extension for a period of 365 days of the loan contract signed between Dolphin Netherlands BV, an indirect subsidiary of IRSA, to the company YAD LEVIIM LTD. controlled by Mr. Eduardo Sergio Elsztain, maintaining the remaining conditions thereof. We recall that Dolphin Netherlands BV granted on October 23, 2020 said loan for USD 16,250,000 (US dollars sixteen million two hundred and fifty thousand) for a term of 60 days, renewing upon maturity for an additional term of 90 days at a nominal annual rate of 5%.

The Audit Committee had no objections towards this transaction and the statement is available to all the Shareholders at the Company´s headquarters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: May 12, 2021